Nasdaq Regulation

Nasdaq

**Arnold Golub**
**Vice President**
Office of General Counsel

*By Electronic Mail*

December 20, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on December 20, 2021 The Nasdaq Stock Market LLC (the "Exchange") received from Gardiner Healthcare Acquisitions Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

**Units, each consisting of one share of common stock, par value $0.0001 per share, and one Redeemable Warrant**

**Shares of common stock, par value $0.0001 per share, included as part of the units**

**Redeemable warrants included as part of the units, each whole warrant exercisable for one share of common stock at an exercise price of $11.50**

We further certify that the securities described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,